ATTORNEYS AT LAW
ONE INDEPENDENT DRIVE, SUITE 1300
JACKSONVILLE, FL 32202-5017
P. O. BOX 240
JACKSONVILLE, FL 32201-0240
February 14, 2007	904.359.2000 TEL
904.359.8700 FAX
www.foley.com

WRITER’S DIRECT LINE
904.359.8713
lkelso@foley.com EMAIL

CLIENT/MATTER NUMBER
080252-0102

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. Duc Dang
Ms. Babette Cooper
Mr. John Reynolds

Re:	Boulder Specialty Brands, Inc.
Amendment No. 3 to Proxy Statement on Schedule 14A
File No. 000-51506

Ladies and Gentlemen:

This letter is in response to your comment letter dated February 12, 2007. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of our client, Boulder Specialty Brands, Inc.

To facilitate the staff’s review of the filing, we are furnishing to Mr. Duc Dang under separate cover four copies of this letter and the blacklined printer’s proof of the amended proxy statement being filed contemporaneously herewith.

General

1.	We note your response to comment one of our letter dated January 31, 2007 that Item 7 of Schedule 14A does not require you to provide the information. We also note your references to your Form 10-K. Are you attempting to incorporate the management disclosure in your periodic reports? If not, it would appear that a section similar to that which is typically required in a prospectus discussing an operating company’s management would be important information to investors’ understanding of the business going forward. Please advise why the disclosure outlined in Item 401 and 402 of Regulation SK would not be important information to investors in determining how to vote on the related proposals.

We did not intend to incorporate Boulder’s Form 10-K into the proxy statement. However, we do not believe that disclosures about management are material to a vote on the GFA merger or the other proposals on the agenda. Management of Boulder will remain the same before and after the GFA merger. Management of Boulder will remain the same whether or not the merger is completed and whether or not the various proposals are approved at the special meeting.

BOSTON	LOS ANGELES	SACRAMENTO	TALLAHASSEE
BRUSSELS	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO/DEL MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.
JACKSONVILLE	ORLANDO	SILICON VALLEY

Securities and Exchange Commission

February 14, 2007

We also note that as a shell company, Boulder has no disclosable information about management remuneration under Item 402 of Regulation S-K. Boulder had no employees in 2006. Post-merger compensation of senior management has not yet been determined.

Pages 35 and 36 of the filing already disclose that existing management will remain in place. We have revised the disclosures on page 36 to indicate that compensation arrangements have not yet been determined.

Proposal 1: The Merger Proposal, page 30

2.	We note your response to comments four and five of our letter dated January 31, 2007 that management found it reasonable and appropriate to “value the business based on results that could be expected of GFA under Boulder management.” Please revise to clarify if the noted basis for a valuation is one which is based upon “standards generally accepted within the financial community.”

We have added a sentence at the end of the paragraph beginning with “On May 25, 2006,” on page 32, to disclose that management believed that its valuation of the business was based on standards generally accepted within the financial community.

3.	We note your response to comment seven of our letter dated January 31, 2007. Please revise to include a separate risk factor to highlight the possibility that you would not attempt to enforce the terms of the indemnification agreements you have entered into for the protection of the trust account.

We have responded to this comment by adding a new risk factor, on the bottom of page 21, to highlight the possibility that Boulder’s board of directors may not seek to enforce the indemnification agreements with its two founding directors, depending on their assessment of the costs and benefits of litigation against the founders.

4.	We note the disclosure on page 38 that, “Based on the information it received from Citigroup, our board of directors determined that the value of GFA was at least $550 million.” Please provide a summary of the projections.

We have added additional material as the second paragraph under the caption “Due Diligence” on page 38 summarizing the projections that Citigroup and our board relied on in determining that the value of GFA was at least $550 million.

5.	We note the disclosure on page one that “Boulder is a blank check company that was formed to serve as a vehicle for the acquisition of an operating business . . .

Securities and Exchange Commission

February 14, 2007

whose net assets are at least 80% of the net assets of Boulder.” Please reconcile this statement with the disclosure on page 99, and similar disclosure in the Form S-1, that “our initial business combination must be with a target business having a fair market value of at least 80% of the balance in the trust account . . . at the time of our initial business combination.” Please disclose in the proxy whether management made this determination, and if so, disclose when such determination was made.

We have corrected the statements on pages 1 and 100 to disclose that Boulder was formed to acquire a business “with a fair market value equal to at least 80% of Boulder’s net assets at the time of the business combination.” These statements are consistent with similar statements on pages 46, 47, 48 and 51 of Boulder’s IPO prospectus.

We have also included a statement, on page 33 in the middle of the paragraph beginning with “On June 5, 2006,” to disclose that Boulder’s board of directors made the determination that GFA had a fair market value equal to at least 80% of Boulder’s net assets.

Consequences if Merger Proposal is Not Approved, page 46

6.	We note your response to comment 13 of our letter dated January 31, 2007 and the revision of “could be less” to “will likely be less.” As revised, the disclosure still conveys a possibility, while remote, that shareholders could receive $8.00 or more in liquidation. It is not clear how this situation could occur. Please advise of a possible situation where the per share distribution would be $8.00 or more.

We have responded to this comment by replacing the phrase “will likely be less than the $8.00 price paid” with “will be less than the $8.00 price paid” under the sections titled “Consequences if the Merger Proposal is Not Approved,” on pages 3 and 49, and under “Risk Factors” on pages 7 and 21.

Note 2 – Revenue Recognition, page FS-59

7.	According to your response to prior comment 21, you recognized revenue based on an estimate of when delivery to your customers might occur. Please explain how this complies with the guidance in SAB Topic 13 regarding delivery and performance. You characterize this accounting policy as an estimate, but it is not clear how an estimate is appropriate in this circumstance if the difference between the estimated and actual delivery dates would result in a material error in the financial statements. Please quantify the impact on the financial statements for each of the periods presented. Tell us the amount each affected financial statement line item would change for each period if revenue had been recognized on the actual dates of delivery, when the risks of ownership passed to the buyers.

Securities and Exchange Commission

February 14, 2007

GFA has advised as follows:

Prior to 2006, GFA recognized revenue upon delivery to its customers based on the time it would take to deliver to its customers, determined by the distance traveled between shipment point and the delivery point. The company utilized this methodology because timely receipt of delivery information from third party carriers was not always available. The company’s practice was to exclude the last week (5 days) of the reporting period’s sales from revenue, with a corresponding adjustment to inventory and cost of goods sold. The timing was based on a conservative analysis of shipping times from manufacturing facilities and warehouses to customers. The company believes that this conservative approach meets the criterion of SAB Topic 13, in which delivery and performance and customer acceptance had occurred. (This is in addition to satisfying the other criteria of Topic 13). This is borne out by the data which has been attached to this letter as Exhibit A.

As the company has been able to receive and analyze more timely shipping information from distributors, it refined its process of determining revenue earned by performing an invoice by invoice review of product received and re-examining shipping times. Based upon this refined information gathering process, the company was better able to determine exactly when product had been delivered to its customers. Per the criterion SAB Topic 13, delivery and performance and customer acceptance have occurred and the sale is complete. (This is in addition to satisfying the other criteria of Topic 13). The company recognizes revenue at that point.

Please see Exhibit A for revenue and operating income amounts that would have been shown in previous periods if the information of actual receipt dates had been available on a timely basis.

Note 1 – Summary of Significant Accounting Policies, page FS-68

8.	We note your response to comment 22 of our letter dated January 31, 2007, and comment 99 of our letter dated December 12, 2006. If material, please tell us the amount of returns accepted by the company (regardless of obligation) in each of the periods presented and revise the footnotes and MD&A accordingly.

GFA has advised us that it has not accepted any returns in any of the periods presented.

Note 3 – Acquisition, page FS-84

9.	We note your response to prior comment 26. Tell us the specific nature of the assets acquired from FFI, described as “trademark inclusive of patent technology.” Refer to paragraph 23 of SFAS 141 and provide us with a full, detailed description of how you determined the estimated fair value of $9,989,025. Tell us whether an independent appraisal was used as an aid in determining the fair value.

Securities and Exchange Commission

February 14, 2007

GFA has advised as follows:

As part of the acquisition of FFI, GFA acquired two patents and ten trademarks on several lesser known brands. The patents are not related to the patents licensed from Brandeis University and are not integral to the business. In our response to comment 26 in our letter dated February 5, 2007, we explained that the value ascribed to FFI was based on an arms length negotiation of value between two unrelated parties and was negotiated in light of the total transaction consideration between the shareholders of FFI and Old GFA on one side and GFA’s private equity investor, TSG, on the other side. A valuation was performed on Old GFA and FFI, which we provided to you supplementally under cover of our letter dated January 2, 2007. Based on that valuation, no amount of the $9,989,025 FFI valuation was allocated to the two patents acquired, nor was any separate portion of that value broken down among the trademarks acquired from FFI. All of the $9,989,025 was allocated to the trademarks as a group. However, if separate values should have been ascribed to those trademarks, nothing has occurred since the purchase in 2004 that would indicate that the useful lives of any of the trademarks acquired is not indefinite or that their value has been impaired.

Other

The balance of the changes consist of updating information or corrections.

Sincerely,

/s/ Linda Y. Kelso
Linda Y. Kelso

LYK:dkm

Enc.

cc:	Mr. Stephen B. Hughes
Mr. Robert S. Gluck
Mr. James E. Lewis
Mr. Christopher Wolf

EXHIBIT A

GFA Holdings, Inc.

FOB Cut-Off Analysis

Five day cut off - previous procedure
Period End	Originating Sales	Reversing Sales	Net Sales Adjustment	Originating Inventory	Reversing Inventory	Net Inventory Adjustment	Originating Gross profit	Reversing Gross profit	Net Gross Profit Adj.
30-Sep-06	$3,196,550	$2,208,535	$988,015	$1,397,532	$885,945	$511,587	$1,799,018	$1,322,590	$476,428
31-Dec-05	2,208,535	1,476,975	731,560	885,945	635,479	250,466	1,322,590	841,496	481,094
31-Dec-04	1,476,975	1,811,103	(334,128)	635,479	767,925	(132,446)	841,496	1,043,178	(201,682)
31-Mar-04	1,811,103	1,652,338	158,765	767,925	713,990	53,935	1,043,178	938,348	104,830
31-Dec-03	1,652,338	942,668	709,670	713,990	405,348	308,642	938,348	537,320	401,028
31-Dec-02	942,668	—	942,668	405,348	—	405,348	537,320	—	537,320

Invoice cut off – refined procedure
Period End	Originating Sales	Reversing Sales	Net Sales Adjustment	Originating Inventory	Reversing Inventory	Net Inventory Adjustment	Originating Gross profit	Reversing Gross profit	Net Gross Profit Adj.
30-Sep-06	$1,278,620	$883,414	$395,206	$559,013	$354,378	$204,635	$719,607	$529,036	$190,571
31-Dec-05	883,414	590,790	292,624	354,378	254,192	100,186	529,036	336,598	192,438
31-Dec-04	590,790	724,441	(133,651)	254,192	307,170	(52,978)	336,598	417,271	(80,673)
31-Mar-04	724,441	660,935	63,506	307,170	285,596	21,574	417,271	375,339	41,932
31-Dec-03	660,935	377,067	283,868	285,596	162,139	123,457	375,339	214,928	160,411
31-Dec-02	377,067	—	377,067	162,139	—	162,139	214,928	—	214,928

Differences in the two procedures
Period End	Originating Sales	Reversing Sales	Net Sales Adjustment	Originating Inventory	Reversing Inventory	Net Inventory Adjustment	Originating Gross profit	Reversing Gross profit	Net Gross Profit Adj.
30-Sep-06	$1,917,930	$1,325,121	$592,809	$838,519	$531,567	$306,952	$1,079,411	$793,554	$285,857
31-Dec-05	1,325,121	886,185	438,936	531,567	381,287	150,280	793,554	504,898	288,656
31-Dec-04	886,185	1,086,662	(200,477)	381,287	460,755	(79,468)	504,898	625,907	(121,009)
31-Mar-04	1,086,662	991,403	95,259	460,755	428,394	32,361	625,907	563,009	62,898
31-Dec-03	991,403	565,601	425,802	428,394	243,209	185,185	563,009	322,392	240,617
31-Dec-02	565,601	—	565,601	243,209	—	243,209	322,392	—	322,392